SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

FACET BIOTECH CORPORATION

(Name of Subject Company)

FACET BIOTECH CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30303Q103
(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Richard Capelouto

Kirsten Jensen

Robert Spatt

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on October 1, 2009 (together with the exhibits thereto and as amended and supplemented from time to time, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the outstanding shares of Common Stock, the “Shares”) upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), initially filed by Purchaser with the SEC on September 21, 2009.   The value of the consideration offered pursuant to the Schedule TO prior to any amendment thereof, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer” or the “Original Offer”.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 9.    Materials to Be Filed as Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Document

(a)(12)

Joint Press Release of Facet Biotech Corporation and Bristol-Myers Squibb Company, dated December 7, 2009, regarding the presentation of phase 1/2 interim data for elotuzumab in patients with relapsed multiple myeloma (incorporated by reference to Exhibit 99.1 in the Current Report on Form 8-K filed December 7, 2009)

(a)(13)

Joint Press Release of Facet Biotech Corporation and Trubion Pharmaceuticals, Inc., dated December 7, 2009, regarding the presentation of data from a phase 1 study of TRU-016 in patients with relapsed and refractory chronic lymphocytic leukemia (incorporated by reference to Exhibit 99.2 in the Current Report on Form 8-K filed December 7, 2009)

(a)(14)

Press Release of Facet Biotech Corporation, dated December 8, 2009, regarding data presented regarding the Company’s proprietary next-generation protein engineering capabilities (incorporated by reference to Exhibit 99.1 in the Current Report on Form 8-K filed December 8, 2009)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	December 8, 2009